  Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06301

Scott C. Durocher
Vice President
and Chief Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

October 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, The Lincoln National Life Insurance Company, on its own behalf, hereby requests the Registration Statement filed on Form N-4 (File No. 333-     ) be accelerated and declared effective on October 1, 2021 or as soon thereafter as is reasonably practicable.

The Lincoln National Life Insurance Company

Lincoln Life Variable Annuity Account LMB-K

By: /s/Scott C. Durocher
       Scott C. Durocher
       Vice President and Chief Counsel

October 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Lincoln Financial Distributors, Inc., on its own behalf, hereby requests that the Registration Statement filed on Form N-4 (File No. 333-     ) be accelerated and declared effective on October 1, 2021 or as soon thereafter as is reasonably practicable.

Lincoln Financial Distributors, Inc.

By: /s/ Kimberly A. Genovese
      Kimberly A. Genovese
      Vice President